UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 18, 2017

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of Registrant’s name into English)

Libanon Business Park

1 Hospital Street (off Cedar Avenue)

Libanon, Westonaria, 1780

South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K shall be deembed to be incorporated by reference in the registration statement on Form F-3 (File No. 333-217339) of Sibanye Gold Limited and to be part thereof from the date on which this Report is furnished, to the extent not superseded by documents or Reports subsequently filed or furnished.

This Report comprises the following:

Exhibit No.	Description

1.1

Underwriting Agreement, among Sibanye Gold Limited, Citigroup Global Markets Limited, HSBC Bank plc, J.P. Morgan Securities plc, Morgan Stanley & Co. International plc and Rand Merchant Bank, a division of FirstRand Bank Limited, dated May 18, 2017

5.1	Opinion of Edward Nathan Sonnenbergs Inc., South African counsel

99.1	Agreement between Sibanye Gold Limited and MacKenzie Partners, Inc., as Information Agent, dated May 8, 2017

99.2	Form of ADS Rights Agent Agreement between Sibanye Gold Limited and The Bank of New York Mellon as agent

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees which are holders of American depositary shares representing ordinary shares of Sibanye Gold Limited

99.4

Form of Client Letter to Beneficial Owners of American depositary shares representing ordinary shares of Sibanye Gold Limited, including Instructions by Beneficial Owners to Brokers or Other Securities Intermediaries which are holders of American Depositary Shares of Sibanye Gold Limited

99.5	Form of Instructions as to the ADS Rights Offer for registered ADS holders of American depositary shares representing ordinary shares of Sibanye Gold Limited

99.6	Form of ADS Rights Certificate

99.7	Form of Instruction in respect of a Letter of Allocation

99.8	Form of Instruction in respect of a Letter of Allocation for the United Kingdom Register

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Gold Limited

Date: May 18, 2017	By:	/s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer

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